SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For February 7, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: February 7, 2012 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

www.metrogas.com.ar

FOR IMMEDIATE RELEASE

METROGAS' ANNOUNCEMENT

Buenos Aires, Argentina, February 3, 2012 -- MetroGAS announced that, within the framework of the reorganization proceedings of MetroGAS S.A. (the "Company"), heard before the National Commercial Court of First Instance No. 26, under Judge María Cristina O'Reilly, Clerk's office 51, the Company filed yesterday with that Court a complete and final reorganization proposal for unsecured creditors who hold verified and admissible claims. This filing supersedes all prior proposals and improved proposals already submitted and shall be deemed the complete and documented proposal for the reorganization to be considered by the Creditors' Meeting to be held on February 24, 2012.

The proposal consists of paying holders of the verified or admitted unsecured claims through the delivery - in exchange and upon agreement of said claims - of two Notes (the "New Notes") due December 31, 2018. The New Notes shall be in American Dollars and their principal amounts (nominal value) at the time of issuing the obligations shall be as follows: I) a Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims (the "New Notes") and ii) a Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims.

Furthermore, two different series will be issued within each of the classes of New Notes in order to identify the unsecured claims with previous Notes (Series L) from the rest of the unsecured claims (Series U), which will allow the follow up and application of the applicable legal regime, both with respect to the public offering of securities and to tax and foreign exchange regulations.

Additionally, the Company offers to pay at the time of issuing the New Notes an amount equal to the interest that the above mentioned New Class A Notes would have accrued from January 1, 2011 until the date of issuance, at an annual nominal rate of 8.875%. The principal amount of the New Notes shall be paid in full in a single payment at maturity on December 31, 2018. The New Class A Notes shall be due and payable in accordance with their terms as from their issuance date. The New Class B Notes shall only become due and payable in accordance with their terms as from the date when (x) the maturity date of the Class A New Notes is accelerated as a result of the occurrence of certain events of default provided for in the main terms and conditions of the New Notes or (y) the holders of at least 25% of the New Class A Notes, Series L, had requested in writing to the Company under reorganization and the trustee to declare the acceleration of the maturity of the New Class A Notes as a result of the occurrence of certain events of default provided for in the terms and conditions of the New Main Notes (any of the events described in (x) or (y), a "Triggering Event"), provided that such Triggering Event takes place on the later of: (i) any date within the first year computed as from the issuance date of the New Notes, or (ii) on or before December 31, 2013 (the "Deadline"). If the Triggering Event shall have not occurred on or before the Deadline, then the New Class B Notes shall be automatically cancelled and no amount shall be owed by MetroGAS in such respect.

The New Class A Notes shall accrue interest on the amount of their outstanding capital at an annual nominal rate of 8.875%, from their issuance date to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions. The New Class B Notes shall only accrue interest on the principal amount thereof if a Triggering Event occurs within the Deadline and from the moment on which such Triggering Event occurs. Such interest shall also accrue at an annual nominal rate of 8.875%, from the date of the Triggering Event to the date of their cancellation, which interest shall be computed and paid in accordance with the provisions of the main terms and conditions.

The complete content of the proposal is available to the Shareholders at the Company's Headquarters, at Gregorio Aráoz de Lamadrid 1360, City of Buenos Aires.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations